UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-14557

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JACUZZI BRANDS, INC.

777 South Flagler Drive, Suite 1100 West
West Palm Beach, Florida 33401

ANNUAL REPORT ON FORM 11-K – ITEM 4
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Years ended December 31, 2004 and 2003
with Report of Independent Registered Public Accounting Firm

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Annual Report on Form 11-K – Item 4
Financial Statements and Supplemental Schedule

Years ended December 31, 2004 and 2003

Page
The following financial information of the Plan is submitted herewith:

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statements of Net Assets Available for Benefits	F-2

Statement of Changes in Net Assets Available for Benefits	F-3

Notes to Financial Statements	F-4

Supplemental Schedule

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	F-11

Signatures	F-12

Exhibit 23.1	F-13
CONSENT OF ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Jacuzzi Brands, Inc.

We have audited the accompanying statements of net assets available for benefits of Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Certified Public Accountants

June 30, 2005
West Palm Beach, Florida

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investments, at fair value	$53,451,656	$49,615,837
Participants’ contributions receivable	42,505	213,763
Employer contributions receivable	374,915	322,058

Total assets	53,869,076	50,151,658

Liabilities
Administrative expenses payable	40,000	29,000

Net assets available for benefits	$53,829,076	$50,122,658

See accompanying notes.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 31,
2004
Net assets available for benefits at beginning of year	$50,122,658

Additions:
Participants’ contributions	3,423,703
Employer contributions:
Stock	832,046
Cash	374,915
Interest and dividend income	1,158,155
Transfer from other plans	822,976
Other receipts, net	11,422

Deductions:
Distributions to participants	7,741,275
Administrative expenses	44,382

Net appreciation in fair value of investments	4,868,858

Net assets available for benefits at end of year	$53,829,076

See accompanying notes.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

Notes to Financial Statements

1. Description of the Plan

The Jacuzzi Brands, Inc. Retirement Savings & Investment Plan (the “Plan”) is a defined contribution plan sponsored by Jacuzzi Brands, Inc. (the “Company”) established in order to encourage and assist employees of various Company wholly-owned subsidiaries in saving and investing payroll withholdings for purposes of receiving retirement benefits.

The following information is included as a general description of the Plan. For more detailed information, the Plan document is available at the Company’s corporate office and at the personnel offices of the participating subsidiaries.

The Plan was amended on April 16, 2004, with an effective date of May 1, 2004, to change the definition of an “Eligible Employee” to those who are at least 21 years of age and who have been employed for 90 days from date of hire from the previous requirement which considered employees to be eligible when they worked at least 1,000 hours during a consecutive 12-month period. Participation in the Plan is available to all employees of the participating subsidiaries (other than those covered by a collective bargaining agreement, unless such agreement provides for participation).

On December 6, 2004 the Plan was amended to increase the maximum payroll deduction to 60% of the participant’s compensation, not to exceed $14,000 (subject to adjustment for inflation in accordance with Section 415(d) of the Internal Revenue Service Code), in 2005. This amendment to the Plan becomes effective January 1, 2005. Prior to this amendment, participants in the Plan were entitled to authorize a payroll deduction of 1% to 17% of wages in 1% increments for contribution into the Plan. The maximum pre-tax participant contribution allowed in 2004 and 2003 was $13,000 and $12,000, respectively. The Company matches 50% of the first 6% of pre-tax wages contributed by each participant. These matching contributions are invested directly in the Jacuzzi Brands, Inc. Company stock fund.

Participant contributions and earnings thereon are 100% vested immediately. A participant becomes 100% vested in Company contributions and earnings thereon three years from the date of hire of the participant or upon retirement, disability or death. Forfeiture of employer nonvested contributions reduce future employer contributions and/or payments for administrative expenses. During 2004 and 2003, such forfeitures were $30,091 and $38,176, respectively.

Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12-month period. As of January 1, 2005, in the event a participant makes a hardship withdrawal, the member shall be suspended from making Compensation Deferral Contributions for six (6) months following the withdrawal, which is a decrease from the prior restriction of twelve (12) months.

Participants are entitled to borrow against their account balance with a maximum repayment term of five years. The minimum amount a participant can borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The amount of any loan is withdrawn in a ratio that is proportionate to the participant’s balance in each investment fund on the date of the borrowing. Loans bear interest at the Prime lending rate as of the end of the month prior to the date of the loan as published in The Wall Street Journal, plus 1%.

As loans are repaid, both the principal and interest are deposited into the participants’ accounts based on their current investment fund elections. On September 1, 2004 the plan was amended to permit two loans during a 12-month period effective as of the date of the amendment.

All investments of the Plan are held by MFS Heritage Trust, which fulfills the custodial responsibilities for the investments. MFS Reliance Trust fulfills all trustee responsibilities. The recordkeeping functions are performed by MFS Retirement Services (MFS).

In 2004, the Plan was amended in addition to those amendments discussed above as follows:

•	To provide that as of January 1, 2005, the Plan will accept direct rollovers of any portion of an eligible rollover distribution that consists of after-tax employee contributions that would not otherwise be includible in the eligible employee’s taxable gross income.

•	To provide that as of January 1, 2005, members of the Plan, who have at least three (3) years of service, may direct that their employer matching contributions account be invested in increments of 1% in either employer securities or in one or more investment funds as prescribed from time to time by the committee; and, additionally, may elect to invest such accounts through the self-directed option program.

•	To provide that on March 8, 2004, the account balances of the Jacuzzi Profit-Sharing Plan and Trust, which terminated January 1, 2003, were to be transferred to the Plan. On March 19, 2004, $822,976 was transferred to the Plan.

•	To provide that as of January 1, 2004, the Plan will accept “Catch-Up Contributions” for those eligible employees who attained age 50 before the close of the Plan year.

The Plan provides for investment opportunities in various mutual funds. In addition, participants are eligible to direct their contributions to the Fixed Fund Institutional Series, the Jacuzzi Brands, Inc. Common stock fund, and to a self-directed investment option.

The self-directed investment option allows participants access to a wide variety of securities listed on the New York Stock Exchange, American Stock Exchange, The Nasdaq Stock Market, and most over-the-counter markets. It also provides participants with access to a select number of mutual funds.

For all mutual funds, refer to the specific fund’s prospectus and annual report for a full description of each Fund’s investment holdings and significant concentrations of credit risk.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The mutual fund prospectus and annual reports can be obtained by contacting the Jacuzzi Brands, Inc. Retirement Savings and Investment Plan Participant Service Center.

The Plan Sponsor has not expressed any intent to terminate the Plan, but is free to do so at any time. In the event of termination, affected participants automatically become fully vested to the extent of the balances in their individual accounts.

All trustee and recordkeeping expenses related to the administration of the Plan are paid by the Plan itself and are funded, to the extent available, from the application of forfeitures.

2. Significant Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of participation units in the common and collective trusts were based on the quoted redemption values for the underlying assets on the last business day of the year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Notes to Financial Statements (continued)

3. Investments

The Plan’s investments (including investments bought, sold, as well as held and excluding participant loans of $874,480) appreciated in fair value in 2004 as follows:

	Net
	Appreciation
	(Depreciation)	Fair Value
	in Fair Value	at End
	During Year	of Year
Year ended December 31, 2004:
Jacuzzi Brands, Inc. common stock**	$1,801,603	$9,938,232
Cash and cash equivalents	–	107,372
Common and collective trust funds	(426)	11,602,015
Mutual funds	2,771,759	27,442,156

	4,572,936	49,089,775

Self-directed investment option:
Domestic governmental obligations/other	27,570	90,155
Domestic listed equities	50,491	2,066,674
Mutual funds	217,861	841,169
Cash and short-term investment funds	–	489,403

	295,922	3,487,401

	$4,868,858	$52,577,176

**Includes non-participant directed investments.

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 are as follows:

	2004	2003
Mutual funds:
MFS Value Fund A	$11,653,454	$11,183,657
MFS Research International Fund A	3,735,272	3,388,349
Jacuzzi Brands, Inc. Common Stock**	9,938,232	8,434,866
Common and collective trusts:
MFS Fixed Fund Institutional Series	11,602,015	12,305,285

** Includes non-participant directed investments

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Notes to Financial Statements (continued)

3. Investments (continued)

Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Non-Participant Directed Investments

The Plan provides for a participant directed program in that it allows participants to choose among various investment alternatives. The Jacuzzi Brands, Inc. Company stock fund is the only fund which also includes non-participant directed investments, which are directed by Jacuzzi Brands, Inc. as specified under the Plan.

Information about the net assets and the significant components of the changes in net assets as of and for the years ended December 31, 2004 and 2003, relating to the Jacuzzi Brands, Inc. Company stock fund in the Plan, which includes both participant directed and non-participant directed investments, is as follows:

	Year ended	Year ended
	December 31,	December 31,
	2004	2003
Net assets:
Jacuzzi Brands, Inc. common stock	$9,938,232	$8,434,866
Contribution receivable	374,915	322,058

	$10,313,147	$8,756,924

For the year ended December 31, 2004
Changes in net assets:
Participant contributions	$120,942
Employer contributions	1,206,961
Net appreciation in fair value	1,801,603
Dividends	21,166
Withdrawals	(1,618,885)
Interfund transfers	28,304
Forfeitures	(28,929)
Rollovers	89,762
Administrative expenses	(9,147)
Other receipts (disbursements), net	(55,554)

Net appreciation in fair value during the year	$1,556,223

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan
Notes to Financial Statements (continued)

5. Income Tax Status

The Plan has received a determination from the Internal Revenue Service (IRS) dated July 16, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

Subsequent to the Plan’s 2004 year-end, the Company disposed of substantially all of the assets of Eljer Plumbingware. As a result of the disposition, Eljer Plumbingware participants will no longer be active participants of the Plan.

Supplemental Schedule

Jacuzzi Brands, Inc. Retirement Savings & Investment Plan

EIN/PN: 22-3568449/200

Schedule H, Line 4(i)

Schedule of Assets (Held at End of Year)
December 31, 2004

		(c)
	(b)	Description of Investment,
	Identity of Issue, Borrower,	Including Maturity Date, Rate of	(d)	(e)
(a)	Lessor or Similar Party	Interest, Par or Maturity Value	Cost	Current Value
	Cash and cash equivalents
*	MFS Money Market fund		#	$107,372
	Mutual funds
*	MFS Large Cap Growth Fund A	13,580 units	#	149,520
*	MFS Emerging Growth Fund A	3,308 units	#	105,709
*	MFS Bond Fund A	147,125 units	#	1,936,160
*	MFS Research Fund A	1,439 units	#	29,041
*	MFS Total Return Fund A	80,039 units	#	1,280,623
*	MFS Growth Opportunities Fund A	10,259 units	#	90,794
*	MFS High Income Fund A	52,671 units	#	211,210
*	MFS Capital Opportunities Fund A	2,345 units	#	31,276
*	MFS Global Growth Fund A	5,912 units	#	115,634
*	MFS Utilities Fund A	26,167 units	#	287,575
*	MFS Mid Cap Growth Fund A	27,377 units	#	244,749
*	MFS Strategic Growth Fund A	7,530 units	#	142,317
*	MFS Core Growth Fund A	113,846 units	#	1,880,736
*	MFS Value Fund A	503,607 units	#	11,653,454
*	MFS New Discovery Fund A	37,137 units	#	609,053
*	MFS Technology Fund A	64,996 units	#	598,611
*	MFS Research International Fund A	236,709 units	#	3,735,272
*	Investment Company of America	18,984 units	#	583,755
*	PIMCO Small Cap Value Fund A	88,751 units	#	2,559,571
*	ING Convertible Fund A	19,450 units	#	367,986
*	Lord Abbett Affiliated Fund A	18,548 units	#	298,244
*	MFS Strategic Value Fund A	35,918 units	#	530,866

				27,442,156

	Company common stock
*	Jacuzzi Brands, Inc. Company Stock Fund	429,693 units	3,745,406	9,938,232

	Common and collective trusts
*	MFS Fixed Fund Institutional Series	11,602,015	N/A	11,602,015

	Equity securities
	Brokerage access-self directed investments	3,487,406	N/A	3,487,401

*	Participant loans	5.0% to 12.5%	N/A	874,480

	Total investments			$53,451,656

* Indicates party-in-interest to the Plan.
# Cost information has not been included because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACUZZI BRANDS, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
Date: July 12, 2005	By:	/s/ Lisa A. Casey
		Name:	Lisa A. Casey
		Title:	Director of Compensation and Benefits